Four Springs Capital Trust

July 14, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Four Springs Capital Trust
Withdrawal of Registration Statement on Form S-11
Filed on May 24, 2017, as amended (File No. 333-218205)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Four Springs Capital Trust, a Maryland real estate investment trust (the “Trust”), hereby requests that its Registration Statement on Form S-11 (File No. 333-218205), as initially confidentially submitted to the Securities and Exchange Commission (the “Commission”) on February 15, 2017, initially filed with the Commission on May 24, 2017 and declared effective by the Commission on June 22, 2017, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date thereafter.

The Trust is seeking withdrawal of the Registration Statement because of unfavorable market conditions. Accordingly, the Trust will not proceed with the contemplated public offering of the securities covered by the Registration Statement at this time. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Trust believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Trust confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Trust further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Trust for future use. It is the Trust’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Trust receives notice from the Commission that this application will not be granted.

The Trust also advises the Commission, pursuant to Rule 477(c) of the Securities Act, that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Nanette Heide, Esq. of Duane Morris LLP by telephone at (212) 692-1003.

Very truly yours,

FOUR SPRINGS CAPITAL TRUST

By:	/s/ William Dioguardi
Name: William Dioguardi
Title: CEO

cc:                                Nanette C. Heide, Duane Morris

Richard A. Silfen, Duane Morris

J. Gerard Cummins, Sidley Austin

Bartholomew A. Sheehan, Sidley Austin